Filed pursuant to Rule 424(b)(3)
Registration No. 333-121997

PROSPECTUS SUPPLEMENT NO. 5
TO PROSPECTUS DATED JANUARY 21, 2005
(AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENT NO. 1 DATED FEBRUARY 16, 2005,
PROSPECTUS SUPPLEMENT NO. 2 DATED MAY 10, 2005, PROSPECTUS SUPPLEMENT NO. 3 DATED AUGUST 9, 2005 AND PROSPECTUS SUPPLEMENT NO. 4 DATED NOVEMBER 14, 2005)



3,822,200 SHARES OF COMMON STOCK, $.01 PAR VALUE PER SHARE

This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their pledgees, donees, transferees or other successors-in-interest in connection with the offer and sale of such securities.

This prospectus supplement updates and should be read in conjunction with the prospectus dated January 21, 2005 (as supplemented to date), which is to be delivered with this prospectus supplement. Such documents contain information that should be considered when making your investment decision. To the extent there is a discrepancy between the information contained herein and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

Our Common Stock is traded on the Nasdaq Capital Market under the symbol "SONT." On December 2, 2005, the closing sale price of our Common Stock on the Nasdaq Capital Market was $0.74 per share. You are urged to obtain current market quotations for the Common Stock.

Investing in our Common Stock involves a high degree of risk. See the section entitled "Factors That May Affect Future Results" of Prospectus Supplement No. 4, dated November 14, 2005.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 5 is December 5, 2005.

SELLING SHAREHOLDERS

The Selling Shareholder table located on pages 27-29 of the prospectus dated January 21, 2005 is hereby supplemented to include the additional selling shareholders set forth below. Each of the selling shareholders listed below is the transferee of shares of Common Stock (including, if applicable, shares purchasable upon the exercise of Common Stock Purchase Warrants) originally issued in the Private Placement to Browne Rosedale & Lanouette LLP. Based on information provided to us by the selling shareholders, the following table sets forth ownership and registration information regarding the shares held by the selling shareholders as of December 5, 2005, including: (1) the name of each selling shareholder, (2) the number of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon the exercise of Common Stock Purchase Warrants held by the selling shareholder, (3) the maximum number of shares of Common Stock which each selling shareholder can sell pursuant to this prospectus, and (4) the number and percentage of shares of Common Stock that each selling shareholder would own if it sold all its shares covered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus. To our knowledge, each selling shareholder named in the table has sole voting and investment power with respect to its shares of Common Stock. Each of the selling shareholders has served as legal counsel to Sontra during the prior three years.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After Offering(1)	
			Number	Percentage
Kevin P. Lanouette	5,294(2)	5,294	0	—
Thomas B. Rosedale	2,941	2,941	0	—

(1) We do not know when or in what amounts a selling shareholder may dispose of the shares or interests therein. The selling shareholders may choose not to dispose of any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares or interests therein pursuant to this offering, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

(2) Includes 2,353 shares that may be acquired within 60 days upon the exercise of Common Stock Purchase Warrants issued in the Private Placement.